EXHIBIT 99.7
Evening Call

INFOSYS TECHNOLOGIES LIMITED
EVENING EARNINGS CALL
 Q1 FY 08 RESULTS
July 11, 2007

CORPORATE PARTICIPANTS

 Kris Gopalakrishnan
 Infosys Technologies - CEO and MD

 S.D. Shibulal
 Infosys Technologies - COO

 V. Balakrishnan
 Infosys Technologies - CFO

 Mohandas Pai
 Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

CONFERENCE CALL PARTICIPANTS

 James Friedman
 Susquehanna

 Moshe Katri
 SG Cowen

 Julio Quinteros
 Goldman Sachs

 Trip Chowdhry
 Global Equities

 Rod Bourgeois
 Bernstein

 Ed Caso
 Wachovia

 George Price
 Stifel Nicolaus

 Joseph Foresi
 Janney Montgomerry

 Anthony Miller
 Arete Research

 David Grossman
 Thomas Weisel Partners

Operator

Good morning. My name is Brandy and I will be your conference operator today. At this time, I would like to welcome everyone to the Infosys Q1 08 Financial Results conference call.   All lines have been placed on mute to prevent any background noise. After the speakers' remarks there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you. Mr. Mahindroo, you may begin your conference.

Sandeep Mahindroo

Thanks, Brandy. Good morning and welcome everyone to this conference call to discuss Infosys Financial Results for the quarter ending June 30, 2007. I am Sandeep from the Investor Relations team in the US. Joining us today on this conference call is CEO and MD, Mr. S. Gopalakrishnan; COO, Mr. S.D. Shibulal; and CFO, Mr. V. Balakrishnan along with other members of the senior management. We will start the proceedings with a brief statement on the performance of the company for the recently completed quarter followed by the outlook for the quarter ending September 30, 2007 and year ending March 31, 2008. After that, we'll open up the discussions for Q&A. Before I pass it on to Infosys management, I would like to remind you that anything that we say which refers to our outlook of the future, is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available at our filings with the SEC, which can be found on www.sec.gov. I would now like to pass it on to Infosys management.

S. Gopalakrishnan

Thank you Sandeep. And good evening, good morning to every one of you. Welcome to this analyst call at the end of quarter 1. This quarter we have had very high quality organic growth, very good growth. Sequentially our revenues grew by 7.5%. Our blended pricing went up by 1% this quarter. And if you look at geographies, we have grown 7.5% in North America, 8.4% in Europe. Across our services, some of the services have shown strong growth this quarter, across the different industry segments - banking and capital markets, insurance, telecom, retail, manufacturing, transportation logistics. We have again seen growth across the sectors. We added 35 new clients this quarter. Our top ten clients grew 3.9% this quarter whereas the rest of the clients, the non-top ten clients grew by 9.3%. Last quarter there was a concern because the growth in the top ten clients was about 11%. What about the rest? So we are seeing good growth across our client segments. Our utilization has gone up to 75% and we have added 7,000 employees at the gross level and 3,730 employees to the net level this quarter. And we have revised our guidance for the rest of the year from 28-30% at the beginning of the quarter, we are revising our guidance now to 30-31%. And on the EPS also we are increasing our guidance. So all in all, this has been a very strong performance by the company. And when you look at what is the dampener, what is the challenge for the company, there's really only one namely the appreciating rupee. And we have been able to a great extent manage that both with operational efficiency as well as non-operating income. And when you include all that at the EPS level against the guidance of 41 cents per share, we have been able to give 46 cents per share. So we have been able to manage that in a tough quarter where the rupee appreciated by 7%. Now let me request my colleague, Shibulal, the Chief Operating Officer to talk in detail about the segments.

S. D. Shibulal

Thank you Kris. This is Shibulal. As Kris mentioned, we have seen 7.5% sequential growth this quarter. We have seen strong growth all around. North America contributed 62.6% to our revenues this quarter. Europe contributed 26.8% to our revenues this quarter. Last quarter, the European revenue was 26.6%. So Europe actually has grown ahead of the average. Europe grew 8.4% quarter on quarter. Rest of the world contributed 8.8%. From a service portfolio point of view, the development has marginally come down. Maintenance has gone up. Together they contributed close to 50%. Package implementation contributed 18.4% of our revenue, consulting 4.9% of our revenue. The consulting revenue this quarter is 4.9% compared with 4.3% last quarter. Consulting grew by 23.2% quarter on quarter. Testing contributed 7.5% of our revenue this quarter. Testing grew 11.1% quarter on quarter. Business Process Management contributed 5.4%. Again, Business Process Management grew 11.2% quarter on quarter. Our revenue from services accounted for 96.8% this quarter. The product revenue is 3.2%. From a vertical perspective, banking insurance and financial services contributed 36.1% of our revenue. Manufacturing 13.6%, manufacturing grew 13% quarter on quarter. Retail - 10.8%, telecom - 22%. Telecom grew 8.2% quarter on quarter. We are also seeing strong growth in energy and utilities, in transportation and in services. Fixed Price is 29.1%. It has gone up from last quarter. Last quarter it was 27.4%. Onsite revenue is 54.1% compared with 54.3% last quarter. The per capita revenue productivity has gone up by 1% blended, 1.4% onsite and 1% offshore. The blended revenue productivity has gone up by 1%.

We have added 35 new clients this quarter. The total clients stand at 509 as of the end of this quarter. Our $1 million clients have gone up from 275 to 285. $5 million clients, 113, we have one client giving us more than $200 million. Our $80 million and above clients have actually doubled from last quarter to this quarter. Last quarter it was four. This quarter it is eight.

Our utilization has gone up. Our utilization this quarter excluding trainees is 75.1%. Last quarter it was 73.7%. We have recruited 7,000 people this quarter, gross and a net of 3,730 people. So with that, let me pass on to Bala for financial performance.

V. Balakrishnan

Good morning everybody. This quarter has been an excellent quarter for us. The revenues went up sequentially by 7.5% in US dollar terms. It was $ 928 million. When we guided revenue in the beginning of the quarter, we said we may reach around $908 million. We are able to maintain the net margins in spite of the headwind effect we have seen in terms of currency, visa and salary costs during the quarter. We had seen the currency appreciating by around 7% during this quarter. We guided in the beginning of the quarter at 43.10, the average rate for the quarter is 40.66 which means an appreciation of 7% which impacted the margin by 3.5%. We also had the salary increases coming into effect from April which impacted the margin by 2.5%. The visa costs impacted our margin by another 1%. So overall, we had an impact of 7% on the margin due to rupee, wages and visa which was to some extent offset by increasing utilization of 3% which impacted the margin positively by 1.5%, pricing increase by 1% which impacted our margin positively by 1%. And the losses in the subsidiaries and the scale benefits added another 1.5%. So overall, we had an impact of 7% which got offset by another 4% coming from utilization, pricing and the scale benefits. So net-net, our operating margins got impacted by three percentage points.

The non-operating income went up because we had increased our hedging positions. Today we had close to $925 million of hedging position. It was $470 million last quarter. We had seen forex gain of $18 million coming in the non-operating income. So it enabled us to maintain our net margins similar to what you have seen last quarter.

We have seen the pricing going up by 1% during this quarter. It went up by 1.4% onsite, 1% offshore. On a blended basis, it went up by 1%. Going forward, we have increased our guidance in dollar terms for the full year. Earlier we said the revenues could go up somewhere between 28-30% for the full year. Now we increased it to a range of 29-31% for the full year. We also said the EPS could go somewhere between 28-30%. In the guidance we assume the billing rate to be constant from the level what we saw in the first quarter. We are not assuming any big deals in the guidance. We are assuming the currency to remain at 40.58 for the rest of the year. What this means is the model has been reset from 43.10 from what we guided in April to 40.58 and after assuming that currency will appreciate to 40.58, we are assuming the net margin will remain at the same level like last year's. So it shows the resilience in the model which has a capacity to absorb the sharp currency movement, the wage increases and the visa costs and still we are able to maintain the net margin at the same level like what we saw in the last year.

In terms of DSO, the DSO days are 67 days. 80% of receivables are less than 30 days. We have close to $1.6 billion of cash at the end of June and we believe that we have a model which is robust, which is flexible, which is able to absorb all the impact of currency and still enable us to maintain the net margin levels at the same level as what we saw last year. Our guidance for the full year assumes that operating margin could decline by something around 100-150 basis points while the net margins could be maintained at a similar level what we saw in the last year within a narrow band because our non-operating income could offset some of the impact we saw on the operating side.

So overall, it was a great quarter. We are increasing the manpower guidance for the full year by 1,500 employees. Earlier we said we'll hire 24,500 employees. Now we are saying we'll hire 26,000 employees. Our utilization rate excluding trainees was around 75% at the end of first quarter. So what it means is we are readying our model to take care of any growth opportunities we see in the marketplace. We are seeing good volume growth. We are seeing a lot of opportunities in the marketplace. So we are trying to add more people and create the flexibility in the model to make sure that we don't miss any growth opportunities. With this, I conclude my presentation. Now we can open the floor for questions and answers. Thank you.

Operator

At this time, I would like to remind everyone in order to ask a question, press star then the number 1 on your telephone keypad.  We will pause for just a moment to compile the Q&A roster. Your first question comes from James Friedman with Susquehanna

James Friedman

Hi. Thank you. It's Jamie Friedman with Susquehanna. I had two questions. The first for Bala and the second for Kris. Bala, the other income line had exceeded our estimate rather substantially and some of the detail that you described related to foreign exchange and the hedging policy was helpful. But I was wondering if you could add some additional color on that because it was fully double what we were estimating? And then I'll just ask Kris, have you contemplated in light of the rally in the rupee, have you contemplated what you think of as the ideal onsite, offshore mix in the context of increasing costs offshore? Because I noticed that your onsite component continues to rise. Thank you.

V. Balakrishnan

I am Bala here. When we guided in April, we assumed a currency rate of 43.10. The currency has appreciated by 7% in the first quarter. It impacted the margin by 3.5%. For the rest of the year, we are assuming the currency to be at the same level as what we saw at the end of June, at 40 58. So what it means is our guidance assumes that our operating margin could decline slightly but it could be more than made up on the non-operating side. And our net margin could be at the same level as last year. What it means is, the model is so robust and flexible it is able to absorb the impact. There are margin levels that are already reset for a currency level at 40.58 as compared to 43.10. So we are saying that we will be able to absorb the currency impact for the full year and still will be able to maintain the margins at the same level as what we saw in the last year. Now I will give it to Kris.

S. Gopalakrishnan

So regarding your question about what is the ideal onsite offshore ratio, around 50% is the ideal onsite offshore ratio because you still need to remember that we have tax breaks in India. And we have a significant benefit because of that. I think when 2009 comes, 2010 comes, as some of the centers we have in India come off the tax holiday, then we need to look at what is the ideal onsite offshore mix because today, the significant driver will be based on the tax holiday we have. Having said that, we are constantly looking at our business mix. Some of the other services like enterprise solutions, even though they have a higher onsite content, today they are running at around 38%-39% onsite, the margins are actually better than the company average. So we play around with that. And that's one of the levers we have in order to offset the rupee appreciation and the impact on margins. So we are leveraging our services mix in order to maintain our margins. Our services today, if you look at 42% of our services are non-ADM already. And some of the faster growing services are services like consulting, package implementation etc, consulting, of course is almost all onsite. And package implementation, as I said, is about 39%, 40% onsite

Operator

Your next question comes from Moshe Katri with Cowen & Company.

Moshe Katri

Good, thanks. Bala, you indicated that you haven't really factored any changes in pricing throughout the remainder of the year. Since we've seen a 1% blended increase in pricing during the quarter, is there any reason we should assume that that should stay constant throughout the year and we shouldn't see any further movements higher?

S. Gopalakrishnan

Moshe, this is Kris here. We believe that pricing is favorable to us. We believe that in new contracts etc, we would get 3%-4% above company average. And even when contracts come up for renewal, we are able to get slightly better prices. But having said that because the predictability of this is not that good, we have to go through these negotiations, etc, we have not factored in. That's all we are saying. The environment is actually favorable, but in the model we have not factored in. It is set at end of quarter one. So we have assumed that 1% already. That we have assumed for the rest of the year. But we have not assumed any further increase in revenue per employee. It stays flat.

Moshe Katri

Okay. And then can you talk a bit more about - remind us of some of the levers that you have in the model today, besides the currency hedge? Talk about some of the levers that could actually help you defend your margins down the road?

S.D. Shibulal

Moshe, this is Shibulal.   We have a number of levers in the system to make sure that our margin aspirations are met. Of course, pricing is number one. We are seeing stable pricing with an upward bias. Our new contracts are coming somewhere between 3%-4% above average. And the negotiations are also, we are trying to do it about 2%-3% above average. Not then all cases that is happening, but majority of the cases that is happening. That is number one. Utilization is the second lever we have. Our utilization right now is at around 75%. We are quite comfortable at high 70s, low 80s which means that we have some slack on the utilization front. Next one is the service portfolio mix. Our services like package implementation, system integration and consulting do have high revenue productivity. Also services like independent validation, infrastructure management are predominately offshore. Also product engineering, they are predominately offshore. And so they have high margin capability. So managing our portfolio mix allows us to manage margins. We can manage our customer mix so we can try and grow customers who have higher margins. So that is another important lever which we have. Onsite offshore issue is next one. The more offshore work we do, we will get better margins. It is a slightly difficult lever to pull because it takes a little while to pull it back and forth. So that is one. And then the next one is scale. We do get scale benefits as we grow. And also the SG&A and other expenses of the subsidiaries are actually in percentage terms higher than of the parent. So as the subsidiaries come to age, the drag which it creates on the parent keeps coming down. And that allows us to manage our margins. And the last one is I want to mention is the variable compensation structure we have which is also linked to revenue and margins. And so the variable compensation accruals are based on certain revenue and certain margins which are goals for us. So that also provides us with a lever. So in that sense, there are a number of levers we have. The point to remember is that all the levers are never optimized at the same point in time. Because it is a dynamic business, so things move back and forth. So at any point in time, we can try and pull some of those levers.

Moshe Katri

And then final question, maybe Bala, can you repeat some of the pluses and minuses that impacted EBIT margin during the quarter and then also quantify the losses that you had from the subsidiary as well? Thanks.

V. Balakrishnan

See the rupee appreciated by 7% during the quarter. The average rupee/dollar rate was 43.75 in the March quarter. It is 40.66 in June quarter. It's appreciation of 7%. It impacted operating margin by 350 basis points. Wages had increased effective April 1st, that impacted the margin by 250 basis points. We had the visa costs coming in the first quarter because all the H1 visas we had to apply in the first quarter. That impacted the margin by 100 basis points. So overall there was the impact of 700 basis points on the margin because of rupee, wages and visa. We had the utilization rate going up by 3%. That means the positive impact on the operating margin of 150 basis points. Pricing went up by 1% on a blended basis. That had a favourable impact of 100 basis points. The losses in the subsidiary, especially consulting, have come down. Last quarter, consulting made a loss of $10 million. This quarter, the losses have come down to $1 million or so plus some of the scale benefits we saw on SG&A. In total, that favorably contributed to the margins by 150 basis points. So net-net the impact on operating margin was 300 basis points for this quarter.

Moshe Katri

Thank you very much.

Operator

Your next question comes from Julio Quinteros with Goldman Sachs.

Julio Quinteros

Thanks guys. Good evening. Just wanted to check two quick things real quickly on the model. First of all, Bala, can you talk about the sales and marketing at about 5.5% as a percentage of revenue, how sustainable is that level? And what more can you do on that number? In other words, can we expect a run rate at those levels? Or does this number have to come back up at some point in order for you to actually continue to sort of drive growth in your new clients and existing clients?       And then secondly, can you just confirm based on what we're looking at right now, the interest income alone for the quarter is reported at $45 million. And it looks like in the fourth quarter of last year, it was about $19 million. What drove that upside in the interest income? Is it purely just rates? Or is there something else going through that number? Because the cash balances didn't appear to change all that much.

V. Balakrishnan

Well, the sales and marketing costs have come down this quarter because the losses in Infosys consulting have come down. Part of this is due to efficiency we brought in on the sales and marketing side. I think the sales and marketing costs could be somewhere between 6%-6.5% of revenues for the rest of the year. We could get some scale benefits on the G&A side. So overall I think sales and marketing costs will be somewhere between 6%-6.5% of revenue for the next three quarters. On the non-operating income, in the first quarter, we had $18 million of forex income on the non-operating side. The yield on the investible surplus has gone up to 11% in the first quarter. So that's why the non-operating income was very high in the first quarter. And in the second quarter onwards, the yield could come down to 9%. So you could see around $37 million, $38 million coming on the non-operating income which is purely based on treasury income that is investment of surplus in various instruments.

Julio Quinteros

Okay, got it. No, that makes perfect sense then in terms of where that came from then. The second part for me is more of a demand-related question. When I look at the different sort of puts and takes, I guess my biggest question is why did development slow in the quarter on a year-over-year and a quarter-over-quarter basis and how are you guys thinking about that as we kind of go forward?

S.D. Shibulal

Yeah, this is more of a quarter-on-quarter variation rather than anything else. We are not seeing any secular trend in that area. It is just a quarter-on-quarter variation. And maintenance has gone up actually simultaneously, so the ADM revenue has kind of remained stable.

Julio Quinteros

Got it. Okay, so the offset to it was higher maintenance offset by lower development in the quarter. Okay, great, thanks...

Operator

Your next question comes from Trip Chowdhry with Global Equities.

Trip Chowdhry

Thank you. And again, congratulations on good execution on very challenging environment. Two questions, first is regarding your Finacle product line. It seems there was a sequential decline in that business. And I was wondering, are you seeing any competitive threats or challenges from I-flex in that space?

Mohandas Pai

No. It's just the seasonality of the business because some part of the revenues could be because of the fact that we have done some installation and customization, the project comes to an end. That's why the seasonality. In fact, we are seeing greater demand than ever before in the lifetime of the Finacle product. We are looking at several exciting deals. And I think it's very, very strongly positioned to be the dominant product in this area.

Trip Chowdhry

The second question I have is regarding the fixed price projects. I was wondering which specific kind of services do you put into fixed project category? And what are the trends in that space? Thank you.

S.D. Shibulal

Fixed-price projects are projects where we give a fixed bid based on deliverables. It is not effort-based even though in some occasions, we also share the effort mix in fixed-projects. We do share the effort mix. Here the payments are linked to delivery rather than time spent. One thing to remember is that we have very long relationships with our customers. And we do time and material and fixed price with the same customer on a continuing basis. So in that sense, there is a certain amount of transparency even in the fixed-price bids. Our fixed price this quarter is about 29.1%...

Operator

Your next question comes from Rod Bourgeois with Bernstein.

Rod Bourgeois

Yeah, Rod Bourgeois here with Bernstein. Guys, I would like to ask how would your strategy change if the rupee were to begin to depreciate in the upcoming quarters? In other words, you seem to be aggressively pulling levers to counteract the rupee appreciation impact on EPS. But if the rupee were to begin depreciating, would this alter your strategy going forward? And would it enable you to at all pursue growth more aggressively?

V. Balakrishnan

Well, if the rupee depreciates, it could create some slackness in the system which we can use to reinvest accelerate the growth or to make investment on sales and marketing or to enhance some of the strategic initiatives like Consulting and China. So if the rupee depreciates, it will be favorable to us. It could create some slack in the system, which we can reinvest in the business.

Rod Bourgeois

Okay. So in that context, it sounds like that, there's investments you'd like to make that the rupee is preventing you from being able to make right now. Are you at all currently somewhat trading growth for margins? In other words, is the rupee appreciation causing you to miss some growth opportunities that might be out there at this point in time? I mean, when you look at the sales and marketing costs, kind of the sequential change in those costs, it raises that question of whether you're trading growth at all for margins at this point in time?

S. Gopalakrishnan

Not really. We are trying to grow as fast as possible. But the emphasis as always has been focused on the quality of the growth also, the profit margins also. And we have one of the highest margins in the industry. So we are not necessarily trading growth for margins. Having said that, we also try and maintain certain minimum margins and things like that.

V. Balakrishnan

See the sales and marketing costs have come down because the losses in the subsidiary have come down. We got some efficiency on the sales and marketing side. I don't think we are going to cut down sales and marketing because of currency. Even if we look at our model, our utilization rate was 75% and we are adding another 1,500 people more this year. So we are not cutting down growth just because the currency has appreciated. We are making all of the investments for growth. But what I am saying is if there is a slack in the system, we'll try to reinvest more to accelerate the growth.

Rod Bourgeois

Got it. All right, that makes sense. And so as you look at the factors that drive your revenue growth outlook, I'm wondering if there are potential factors in your outlook that could enable your sequential revenue growth performance to improve later in fiscal 2008?

S. Gopalakrishnan

Well definitely the market conditions are there. If you look at the number of large deals which are out there, the number of deals which we are participating, the number of transformational deals in which we could participate because the profile of the company has changed, we have a strong consulting practice now. So the opportunities are there to see if we can increase the growth. So it is there. That's why we say the market conditions are actually good at this point of time for companies like Infosys, which have broad capabilities, broad range of services, able to handle complex assignments etc.

Rod Bourgeois

Right. And there's some of those deals, particularly the larger ones, that you're kind of excluding from the guidance assumptions that you've given us. Is that correct?

S. Gopalakrishnan

Yes. So whatever we have won to date is factored in. Whatever we are in the process of participating, negotiating etc, we cannot include because we don't know when it's going to conclude, how it's going to conclude, whether we are going to win or not. See the pipeline is there, but we don't have enough track record or enough experience to say or to include them in our guidance at this point. These are a few deals. The numbers are increasing, but they are not like our regular business.

Rod Bourgeois

One other thing just to slip in here that may be good to clarify for the US investors. I know this came up on the call earlier this morning for the Indian investors. Can you talk about the issues in Mysore that have affected the hiring progress so far this year?

Mohandas Pai

Well I think it has not affected recruitment. Some of these batches which were supposed to come in the last fortnight of June, we have pushed it to the first fortnight of July. So in the whole sequence of matters, this doesn't have any material impact. So I think we have planned it out. It does not have any material impact.           And we have training facilities across India. For example, we have got training facilities in Chandigarh in the north of India, we started training in Hyderabad, we started training in Bangalore, so we made up part of this. So overall I think about 1,000 people have been pushed forward by maybe about three weeks. And it's not a material impact on us.

Rod Bourgeois

Okay. Thanks, guys.

Operator

Your next question comes from Ed Caso with Wachovia Securities.

Ed Caso

Great. Thank you for taking my questions. Can you talk a little about the H1B and the L1 visa situation in the United States, where you stand as far as the forward outlook and both in an intermediate term and a long-term basis and also the impact year over year as opposed to sequentially from the visa costs.

S. Gopalakrishnan

So currently we have sufficient number of visas for our business. We are also looking at accelerating local hiring to manage going forward etc. So in the short-term this is not going to have any impact. Longer term, we are watching to see where the discussions are going, how the legislative change is going to be affected and things like that. So we are watching the situation. Proactively we are growing our non US business. As you know, Europe is now 26.8% of our revenues and we are growing Europe proactively. So there are couple of things we are doing in terms of local hires, in terms of Europe businesses etc.

Ed Caso

My other question is your interest level, appetite, willingness for both going after acquisitions as well as willingness to acquire captives maybe to accelerate your (BPO) business?

S. Gopalakrishnan

Acquisition is part of our strategy. Either to look at new geographies or do focused acquisitions to enhance those service capabilities like consulting or BPO and things like that. Generally we will do smaller, focused acquisitions, but if an opportunity comes our way which is large, definitely we have to look at it seriously because in an acquisition, they have to agree to our terms and conditions, they have to agree to be acquired and we have to do it in a manner in which it is positive for Infosys and acquired entity, the employees of both the entities etc. So that's been our general philosophy in acquisitions - focused, targeted, smaller. Having said that, exceptions are always possible. Specific cases I cannot comment especially rumors etc. We cannot comment.

Ed Caso

Can you talk a little bit about the captives? There seems to be a growing interest of those who've created captives on the BPO side possibly seem to be selling them. Would you do that to help further accelerate your BPO business or is the cultural issues too great?

S. Gopalakrishnan

So generally captives are not doing so well in India. Forrester has put out a report which said 60% of the captives are actually not meeting its goals, have not given the value benefit expected. Costs are higher, attrition is very high etc. So generally, captives are not actually doing that well. Captives are an opportunity for us to look at integrating with Infosys, taking over that and running it for our clients etc. When a client looks at setting up a new captive in India. Sometimes we do help them set it up. Generally we don't like to Build-Operate-Transfer etc because there's no guarantee that employees will move, so we don't believe that the B-O-T model is a realistic model. But generally we support our clients if they want to set up captives because that's positive overall because it's reinforcing the model.

Ed Caso

Great. Thank you.

Operator

Your next question comes from George Price with Stifel Nicolaus.

George Price

Hi. Thanks very much for taking a couple of questions for me. First question just to understand Bala, looks like the rupee based guidance cut and how you performed in the quarter. If I'm looking at that right, that was more than due to the currency impact you referred to. Correct?

V. Balakrishnan

Yes you are right because the currency moved by 7%. It means they we lost around thousand crores which is equivalent to something around $250 million. So that is why the rupee guidance was revised downward. But they increased the dollar guidance.

George Price

Right. Okay. And the second quick question, the interest yield you said could come down quarter over quarter by 200 basis points. Why is that?

V. Balakrishnan

See we have invested the surplus money in deposits with financial institutions and banks and also we have put the money in some liquid mutual funds. The yield has been great last quarter because of the general and inflationary environment. All the banks raised the interest rates on deposits. I think now there's enough liquidity in the banking system. So the yield could come down to close to 9%, it was 11% last quarter.

George Price

Okay. And last question, you're now up at 26,000 gross hires for the year. I think memory serves that was up from about 24,500 from last quarter. And I believe I heard that 10,000 of the gross hires are still going to the BPO business which I believe is the same as last quarter. So the incremental hires are going into the IT business. But still adjusting for some level of attrition, low to mid teens, whatever the assumption is, there's still a pronounced slowdown in net billable headcount growth based on the guidance that you've given in fiscal '08 versus the kind of net billable headcount growth you had in fiscal '07. You can offset that with obviously what you're doing now in terms of utilization, ramping up the utilization. But my question is, when you get to fiscal 09, you've had lower average headcount growth, you're running at hotter utilization. What's the play in fiscal 09 in terms of growth if the currency hasn't turned around? Do you have to accelerate hiring, lateral hiring, which is expensive? Can you comment on that element of the gross margin, the potential trade off?

V. Balakrishnan

We always said we want to see the utilization somewhere between 76-80%. When we started the year, the utilization was something around 73%. So we said we want to keep utilization somewhere in the low end of the band because we are seeing growth opportunities in the marketplace and we don't want to miss that. Having said that, if required we will increase the utilization to make sure the margins are not impacted. Right now the utilization is 75%. The hiring is a function of growth. If you see lot more opportunities in the marketplace, we may accelerate the hiring. We have a engine which can hire some 25,000-30,000 people a year. We have a great training engine which could train close to 60,000 employees in a year come December 2007. So I think we have all the models in place. If the growth opportunity's there, we can accelerate the hiring. But at same time, we want to make sure that in an environment that demand is very strong, we want to be at the lower end of the band as far as utilization is concerned.

George Price

Let me ask you a slightly different way. Looking out into the scenario I laid out just now, if you do have to increase your hiring, which all else being equal, particularly if you have to do an increase in lateral hiring, is a more costly form of hiring. But if you have to hire more, do you think that going into the end of fiscal '08 that you'll still have the utilization buffer to push utilization further to still basically grow faster than the headcount growth?

V. Balakrishnan

Yes we think so. I think we are not going to cut down growth just because the currency has appreciated because if the currency appreciates by another 10%, we are not going to let go people. So I think we have to manage all that. Utilization is one of the levers but at the same time, we don't want to cut down growth. We don't want to cut down investments which will affect growth. So we will hire people if we see growth opportunities in the market irrespective of where the currency is.

George Price

Okay. Thank you.

Operator

Your next question comes from Joseph Foresi with Janney Montgomery Scott.

Joseph Foresi

Hi guys. Just sort of one question on a clarity issue. It looks like a large percentage of your revenue came in from recurring places. One, I just want to know, what causes that seasonality in the first quarter? And it looks actually pretty high this quarter. And two, how do we sort of reconcile that with the pipeline with the 99% which was the current recurring revenue?

S.D. Shibulal

It is a matter of how you compute. We consider the repeat business this fiscal year based on the customer base from last year. So when we say we have repeat business, what we mean is that this revenue came from customers, clients who were with us last fiscal or before. So in the first quarter, the number has already been high because most of the revenue in Q1 will come from clients who were with us in the last fiscal year. By the time you come to Q2, this quarter we have added new clients - 35. And next quarter we will add more clients, so the ratio will shift. So it is just a matter of how we will compute it.

Joseph Foresi

So at the end of the year, using that math, the percentage from occurring revenue should be much lower than the beginning.

S.D. Shibulal

If you look at the history, our repeat business is anywhere between 92-96% range even at the end of the year depending on how the revenue profile pans out.

Joseph Foresi

I guess just sort of looking forward, my second and last question here is on the labor front. What is your fresher-lateral hiring mix and do you expect to sustain that through the back half of the year and how are you currently viewing the labor pool, is it strong, are wages still going to creep up? Thanks for taking my call.

Mohandas Pai

I think we have succeeded in capturing the lateral pool substantially last year. Last year we hired about 8,000 people from the lateral pool and in the lateral pool we've seen our conversion rate in the first quarter go up to something like 65% from around 55%. And I think we had about 1,800 people hired in the lateral pool this quarter. And going forward, we have the capability in terms of people who can go and hire. We have the capability in terms of the people who need to do the interviews and do the processing and we have a pipeline of people who applied. So we can easily scale it down from 1,800 to say 2,300 and have substantial spare capacity to take it up as and when we required. We have built this capacity in the lateral pool and I think our compensation structure is very competitive. And the very fact that companies like us are growing much faster than the rest of the industry is demonstrating that we are the winners in this field. Second, we are diversifying the labor pool. For example, we are taking graduates to handle some of the business in our testing and Infrastructure Management Services. Our BPO company has developed substantial capacity to hire large numbers of people, train them and turn them around. And we're using them to hire graduates. The pool of graduates in India is about three million people coming out every year as against a pool of people who come to the IT industry who are engineers is only 400,000. So even if let's say 10-15% of the incremental number that we hire for our work comes from the graduate pool, that's a substantially large number of people. We are experimented with that over the last two years and we find that some kind of work can be done by these people. And they do it possibly as diligently and as well as somebody else. In the whole structure they are one year behind. But I think this pool can turn out to be another large pool that we can tap. In our structure they come in at the level which is one year below the level of the engineers who come in. And therefore to that extent there is some economic advantage too. And as they go up the ladder and they train, they're as good as anybody else. So we need to put in and start training. The training will take something like 6 months as against 3-4 months that we spend for the engineers. And I think we see out testing business and our infrastructure business growing at a very rapid pace. As we become more of an end-to-end player, we see huge demands in this area. So getting into this pool also works out well for us to diversify the pool. And I think what you're going to see in India now is companies trying to work at right-skilling - getting the right person for the right job. And I must say that amongst all companies, we have done substantially amount of work in right-skilling and identifying. So I think the pool of talent that we have is only getting wider as we go along.

Joseph Foresi

So would you expect attrition rates and wages to sort of stabilize here?

Mohandas Pai

For the last three quarters, attrition rates have stabilized. Second quarter of last year we had 2,040 people leave us in services, third quarter - 2,040. And the fourth quarter it came down to 1,700 because of seasonalities. And this quarter is 2,110. So the last four quarters, I think it has stabilized. Out of 13.7%, 1.5% is involuntary. It is the people who joined at the fresher level who do not complete the training because we have put in a tough gate to get 4 CGPA out of 5 to qualify and get fully employed. And if you remove this one factor and compare that to the previous year, I think we're nearly there. So I think things have stabilized to a great extent.

Joseph Foresi

Thanks guys.

Operator

Your next question comes from Anthony Miller with Arete Research.

Anthony Miller

Yes hello gents. This is Arete Research of course. So some questions around growth. Firstly some clarification on the Finacle if I may? Isn't it the case in fact that Finacle revenues are actually down for the second quarter in succession. And as I was looking at the head count as well. In fact your head count in the banking product unit has remained flat this quarter. And I can't reconcile this with your statement that demand is the best you've ever seen. If that's so, it sounds like you're really having trouble in turning the demand into sales. Can you comment on that?

Mohandas Pai

Well what you're seeing is the revenue actually billed to the client. And the revenue billed to the client actually depends on the status of completion of project. Finacle revenue consists of 3 or 4 streams. The first stream is the license revenue. Second stream is the customization revenue. Third stream is annual maintenance charges. And fourth stream is any project work. So depending on how this pans out, you'll see variations in the project. Now you're seeing an increase in the Finacle group, that's primarily because we are seeing us being invited to several large transformational deals which are substantially larger than any other point of time in our history. We've been invited. We are bidding. And we've been short-listed in a large number of them. And that's why I say the demand is the largest that we have seen for a fairly long period of time. And I think this will all come out in the future. So we are very positive on Finacle. What you're seeing now is possibly the portion of sales maybe let's say four to five quarters ago because they sell a product and recognize revenues, there is a long chain. Remember this is an enterprise product. And there is a long tail in what it will do. So our statement has to be seen in the context of the current status where we're called to bid for a large number of deals. We have signed some few large deals for which work has yet to start. And we also have been short-listed. For example if you look at the LTM June 06 to LTM June 07, Finacle's revenues last year went up by 52.2%. So the overall business grew 43.7% last year on the LTM basis, last 12 month basis, Finacle business is grown up by 52.2%. You can see it in the statements that we have given. And this is what makes us optimistic.

Anthony Miller

Okay. And then moving on to just the Infosys Consulting. You mentioned that the losses are now down to about $1 million. Can you now just say again what was the top line revenues? And in particular, what is the headcount number now in Infosys Consulting?

S. Gopalakrishnan

We have consulting as a subsidiary which had certain revenues and consulting as a service which includes consulting at the solutions level, Consulting in the architecture, in the system integration side, etc. So overall consulting revenue for this quarter is about $45.34 million. It's about 4.9% of revenues up from 4.3%

Anthony Miller

Sorry, I'm referring to specifically to Infosys Consulting the subsidiary please.

S. Gopalakrishnan

So Infosys Consulting had revenues of $13 million, subsidiary had a revenue of $13 million this quarter.

Anthony Miller

And the loss after tax and the headcount?

S. Gopalakrishnan

The head count is about 213. And the loss is about $1 million.

Anthony Miller

That's great. And just finely, as you always say, you never include mega deals in your guidance and your outlook. But can you tell us if you're seeing any change in the opportunity for mega deals? Is your pipeline for mega deals actually expanding or is it contracting?

S. Gopalakrishnan

It is expanding clearly, both from a number perspective as well as size. Our credibility is going up as we win more, as we become larger and larger, as our capability increases, as we become more familiar with the whole negotiation and bidding process. So definitely our size, number, our ability to win - all these are increasing quarter upon quarter.

Anthony Miller

So you said your ability to win, in other words your win rate is increasing as well?

S. Gopalakrishnan

Yes. We are better at qualifying. Our win rate is increasing.

Anthony Miller

Great. Thank you very much indeed.

Shekar

Hello this is Shekar from Investor Relations team in Bangalore. We would like to take the last question now. Thanks.

Operator

Your last question comes from David Grossman with Thomas Weisel Partners.

David Grossman

Hi. Thank you. Just a couple of quick ones. First Bala can you break down the component of other income for us?

V. Balakrishnan

Can you repeat the question David?

David Grossman

Sure. Can you break down the components of other income between interest and Fx gains etc?

V. Balakrishnan

Yeah. The fx gain was $17 million. The treasury income was around $45 million. So total is around $62 million.

David Grossman

Okay. And I'm wondering if you could perhaps just give us some insights in terms of the pricing dynamic. As wages continue to go up and obviously we've got a fluctuating rupee, how in the conversations you have with the customer, kind of go when you're in an environment like this. And how receptive are they to helping you mitigate some of these fairly dramatic changes in your cost base?

S. D. Shibulal

The pricing environment continues to be stable with an upward bias. For a majority of the new contracts, we are seeing about 3-4% above average. On renegotiations, on majority of them, we are seeing maybe 2 -3% above average. And it flows into our revenue productivity. That's how we are seeing 5% revenue productivity increase last year and 1% this quarter. Negotiating based purely on rupee appreciation may not be a viable option because then that in turn will also lead to a negotiation when rupee depreciates. The negotiation has to be based on value, the value which we provide, the overall estimation of compensation and various other factors. And that is what we do on an ongoing basis.

David Grossman

Right. I guess the way I'm thinking is the customer kind of looking at it on an absolute basis in terms of rates they're willing to pay independent of changes in your relative cost base?

S. D. Shibulal

So our challenge is to move the conversation towards the Cost of Ownership. And actually have a conversation based on the reduction in Total Cost of Ownership, the savings we are delivering rather than on absolute rates

S. Gopalakrishnan

David just to add to that, as Shibulal said, it's really based on cost increase in India, the overall cost increase in India rather than rupee appreciating. Customers appreciate and see that the costs are going up. They also see that there is a shortage. What started as a cost or labor arbitrage is slowly moving to availability of talent, availability of capability throughout the world, not just in India. And we are seeing that there are shortages in the market in U.S. etc, which we are addressing. And that is why the environment is positive for a rate renegotiation.

David Grossman

I see. And maybe Kris, if you can think about in the same context, your staffing decisions and the change in the environment. How would you contrast 6-9 months ago to today? Is the only change in your staffing decisions and your decisions relative to utilization driven by rupee and its impact on the margins? Or is there anything else that we should be thinking about that may be impacting those decisions?

S. Gopalakrishnan

So when we look at deals actually, we are going for growth by and large but profitable growth. We keep an eye on the margin. And then when it comes to which type of deals we're tending to move more towards more value-added, more consulting, more operations. So we need both stickiness as well as growth, brand etc. So we are trying to have a delicate balance between that. When it comes to staffing, we have now lot more options because slowly we are growing presence in China, We will be starting a center in Mexico. We have now more presence across the globe in Australia, in U.S, in Toronto in Canada. So we have actually a little more flexibility when it comes to staffing. Our business profile has changed from a primarily ADM to now to 50%. 46% is non-ADM work which we started over the last few years - consulting, package implementation etc. We have more industry knowledge today, industry experts, more architects, more design consultants etc. So we are able to actually take on more complex assignments at this point, more transformation types of jobs etc. Recently we won some very interesting contracts in the U.S. where we are helping companies re-do their customer interface or re-do their audit work and things like that. So very very interesting types of assignments, more business-driven projects and things. Then our staffing will of course change based on that. There will be more consulting people assigned. Even when you look at a BPO deal, actually the first piece of the BPO deal is business process re-engineering. So the profile of the work is changing. The staffing decisions are changing. The location of staffing is changing etc. So lots of changes have happened in our business. I hope that kind of gives you an idea on your question.

David Grossman

Well I guess what I was asking is about 6 to 9 months ago you were willing to live with a much higher bench to position yourself for growth. And I guess the question was is the only change in your decision to lower the bench and increase utilization to offset the impact of the rupee or is there something else that we should be thinking about underlying that decision?

S. Gopalakrishnan

David, you know our model. We always shoot for high 70s, low 80s as the ideal utilization. So we are below that right now. We were 73 last quarter. We've gone to 75 now. We're still below the optimum utilization we would like to have. So we still look for a strategic bench because we see growth opportunities in the market. And we want to be ready if to be able to grow faster. So this increase in utilization is still less than our ideal goal at this point.

David Grossman

I see. Okay. Well thank you very much.

S. Gopalakrishnan

Thank you everyone. We really appreciate you taking time to participate in this call. We look forward to talking to you during the quarter or at the end of next quarter. So good night and for some of you, good day. Thank you.

Operator

This concludes today's Infosys Q1 '08 Financial Results Conference Call. You may now disconnect.